                                                              File No. 70-8711



                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                AMENDMENT NO. 1

                             FORM U-1 APPLICATION

                                   UNDER THE

                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _______________________________________________


                      PUBLIC SERVICE COMPANY OF OKLAHOMA
                              212 East 6th Street
                          Tulsa, Oklahoma 74119-1212

                  (Names of company filing this statement and
                    address of principal executive office)
              ___________________________________________________


                      CENTRAL AND SOUTH WEST CORPORATION

                (Name of top registered holding company parent)
              ___________________________________________________


                         Shirley S. Briones, Treasurer
                      Public Service Company of Oklahoma
                              212 East 6th Street
                          Tulsa, Oklahoma  74119-1212

                        Stephen J. McDonnell, Treasurer
                      Central and South West Corporation
                         1616 Woodall Rodgers Freeway
                             Dallas, Texas  75202

                             Joris M. Hogan, Esq.
                        Milbank, Tweed, Hadley & McCloy
                            1 Chase Manhattan Plaza
                           New York, New York  10005

                  (Name and addresses of agents for service)

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      Public Service Company of Oklahoma (the "Company"), an Oklahoma
corporation and a wholly-owned electric utility subsidiary of Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby files this Amendment No. 1 to the Form U-1 Application in file No. 70-8711 for the purpose of amending the Application in the manner described below. In all other respects, the Application as previously filed will remain the same.
Item 6.  Exhibits and Financial Statements
            Item 6 is hereby amended to file the following exhibits:
          Exhibit 5 -
          Agreement dated as of July 17, 1995 by and among the Company, the RIKA Companies and certain Individuals.

          Exhibit 6 -
          Software Application and Development Agreement dated as of July 17, 1995 by and between the Company and RIKA.

          Exhibit 7 -
          Form of Member Agreement by and between the Company and the RIKA Companies.

          Exhibit 8 -
          Form of Articles of Organization of RIKA Management Company, L.L.C.

          Exhibit 9 -
          Form of Operating Agreement of RIKA Management Company, L.L.C.

          Exhibit 10 -
          Form of Articles of Organization of Universal Power Products Company, L.L.C.

          Exhibit 11 -
          Form of Operating Agreement of Universal Power Products Company,
          L.L.C.

          Exhibit 12 -
          Form of Articles of Organization of Automated Substation Development Company, L.L.C.

          Exhibit 13 -
          Form of Operating Agreement of Automated Substation Development Company, L.L.C.

          Exhibit 14 -
          Form of Articles of Organization of RC Training, L.L.C.

          Exhibit 15 -
          Form of Operating Agreement of RC Training, L.L.C.

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                               S I G N A T U R E
                               - - - - - - - - -


          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
          Dated:  October 25, 1995



                                           PUBLIC SERVICE COMPANY
                                            OF OKLAHOMA



                                           By:/s/SHIRLEY S. BRIONES
                                            Shirley S. Briones
                                                Treasurer


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                               INDEX OF EXHIBITS

EXHIBIT                                                         TRANSMISSION
NUMBER                             EXHIBITS                        METHOD
-------                            --------                     ------------

  5           Agreement dated as of July 17, 1995                 Electronic
              by and among the Company, the RIKA
              Companies and certain Individuals.


  6           Software Application and Development                Electronic
              Agreement dated as of July 17, 1995
              by and between the Company and RIKA.

  7           Form of Member Agreement by and                     Electronic
              between the Company and the RIKA
              Companies.

  8           Form of Articles of Organization of                 Electronic
              RIKA Management Company, L.L.C.

  9           Form of Operating Agreement of RIKA                 Electronic
              Management Company, L.L.C.

 10           Form of Articles of Organization of                 Electronic
              Universal Power Products Company,
              L.L.C.

 11           Form of Operating Agreement of                      Electronic
              Universal Power Products Company,
              L.L.C.

 12           Form of Articles of Organization of                 Electronic
              Automated Substation Development
              Company, L.L.C.

 13           Form of Operating Agreement of                      Electronic
              Automated Substation Development
              Company, L.L.C.

 14           Form of Articles of Organization of                 Electronic
              RC Training, L.L.C.

 15           Form of Operating Agreement of RC                   Electronic
              Training, L.L.C.